October 19, 2009

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-0504

Attention: James O’Connor, Esq.

VIA EDGAR AND OVERNIGHT MAIL

Re:	Natixis Funds Trust II (CIK No. 0000052136)

Request for Withdrawal of Amendment to Registration Statement on Form N-1A

File Nos. 002-11101 and 811-00242

Dear Mr. O’Connor:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), Natixis Funds Trust II (the “Trust”), hereby requests the withdrawal of Post-Effective Amendment No. 143 under the Securities Act and Amendment No. 74 under the Investment Company Act of 1940, as amended (the “1940 Act”) to its Registration Statement (the “Amendment”) on Form N-1A, transmitted to the Securities and Exchange Commission as EDGAR Form type 485APOS on July 15, 2009 (Accession No. 0001193125-09-149305).

The Amendment was initially scheduled to become effective on October 1, 2009. Post-Effective Amendment No. 145 under the Securities Act and Amendment No. 76 under the 1940 Act to the Trust’s Registration Statement on Form N-1A were filed on September 25, 2009 pursuant to Rule 485(b)(1)(iii) under the Securities Act to designate a new effective date for the Amendment. The Amendment is currently scheduled to become effective on October 23, 2009. No securities were sold in connection with the Amendment. The Trust does not currently intend to offer securities of its Loomis Sayles Credit Alpha Fund series. Therefore, the Trust respectfully requests withdrawal of the Amendment.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/S/ JOHN M. DELPRETE
John M. DelPrete Assistant Secretary Natixis Funds Trust II

cc:	Coleen Downs Dinneen, Esq.

Russell L. Kane, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.